Exhibit (c)(3)
iPayment PRESENTATION TO THE SPECIAL COMMITTEE CONFIDENTIAL NOVEMBER 3, 2005

CONFIDENTIAL I REVISED PROPOSAL 1 II OTHER ISSUES FOR CONSIDERATION 5 III RECAPITALIZATION SUMMARY 9 Appendix Appendix A Financial Summary 12 B Valuation - Long-Term Management Projections 13 C Discounted Cash Flow Analysis - Sensitivity Case 19 Table of Contents iPayment

I Revised Proposal IPAYMENT

Revised Proposal Overview ($ in millions) 1 (a) Provided by G. Daily. (b) EBITDA does not include $2.1mm of private company savings. (c) As of estimated closing at 3/1/05.

Analysis at Various Prices - Consolidated ($ in millions) 2 (a) As of estimated closing at 3/1/05. (b) For reference, IBES median estimates of $1.85 in 2005 and $2.15 in 2006.

Analysis at Various Prices - Ongoing Business ($ in millions) 3 (a) As of estimated closing at 3/1/05. (b) FDC Portfolio value reflects midpoint valuation range (see page 18).

Valuation Summary ($ in millions) 4 (a) Trading valuation. (b) Takeover valuation.

II Other Issues for Consideration IPAYMENT

Strategic Alternatives Process - Parties Contacted ($ in millions) 5

Strategic Alternatives Process - Received Bids ($ in millions) 6

Qualitative Assessment ($ in millions) 7

Comparable Share Price Performance ($ in millions) 8

III Recapitalization Summary IPAYMENT

Estimated Value to Shareholders - Dividend ($ in millions) 9 (a) Includes financing fee amortization. (b) Assumes 3.6% P/E contraction with levered special dividend (as per Bank of America presentation). Recapitalization analysis assumes 3.0x EBITDA $212mm special dividend (assuming $100mm of existing debt) Approximately $12.00 per share

Estimated Value to Shareholders - Share Repurchase @ $41 per share ($ in millions) 10 (a) Includes financing fee amortization. (b) For illustrative purposes, assumes 3.6% P/E contraction comparable to levered special dividend (as per Bank of America presentation). Recapitalization analysis assumes 3.0x EBITDA $212mm share repurchase at $41 per share (assuming $100mm of existing debt) 5.2mm shares repurchased, representing 29% of free float

Estimated Value to Shareholders - Share Repurchase @ $43 per share ($ in millions) 11 Recapitalization analysis assumes 3.0x EBITDA $212mm share repurchase at $43 per share (assuming $100mm of existing debt) 4.9mm shares repurchased, representing 28% of free float (a) Includes financing fee amortization. (b) For illustrative purposes, assumes 3.6% P/E contraction comparable to levered special dividend (as per Bank of America presentation).

Appendix IPAYMENT

A Financial Summary IPAYMENT

Financial Summary - Adjustment Overview ($ in millions) 12

B Valuation - Long-Term Management Projections IPAYMENT

Ongoing Business - Publicly Traded Comparables ($ in millions) 13 (a) Source: IBES estimates. Calendar year estimates. (b) Source: Recent equity research. Calendar year estimates.

Ongoing Business - Publicly Traded Company Valuation ($ in millions) 14

Ongoing Business - Precedent Transactions ($ in millions) 15 (a) Assumes 100% purchase. (b) IBES median estimates. (c) Based on equity research or management guidance, where applicable. (d) Assumes 35% tax rate and no interest income.

Ongoing Business - Precedent Transaction Valuation ($ in millions) 16

Ongoing Business - Discounted Cash Flow ($ in millions) 17

FDC Portfolios - Discounted Cash Flow ($ in millions) 18

C Discounted Cash Flow Analysis - Sensitivity Case IPAYMENT

Ongoing Business - Discounted Cash Flow (Sensitivity w/ Acquisitions) ($ in millions) 19 Sensitivity case prepared and presented to buyers without input from management Based on buyer feedback, acquisition proposals predicated on Management Long-Term Projections